SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 31)

Under the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

629865 205

(CUSIP Number)

Mr. M. K. Koo

c/o Nam Tai Property Inc.

Gushu Community, Xixiang Street

Baoan, Shenzhen,

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 204.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchanges Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629865 205

1	NAMES OF REPORTING PERSONS Ming Kown KOO and Sui Sin CHO (Husband and Wife) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3	SEC USE Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None
	8	SHARED VOTING POWER: 6,344,355 Common Shares
	9	SOLE DISPOSITIVE POWER: None
	10	SHARED DISPOSITIVE POWER: 6,344,355 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,344,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.07%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 37,171,441 Common Shares of the Company outstanding as of August 18, 2016.

Item 1. Security and Issuer.

This statement relates to the common shares, $0.01 par value (the “Common Shares”) of Nam Tai Property Inc. (the “Company”) organized under the laws of the British Virgin Islands, with principal executive offices located at Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China.

Item 2. Identity and Background.

(a)	This statement is being filed by Mr. Ming Kown Koo (“Mr. Koo”) and Mrs. Sui Sin Cho (“Mrs. Koo”), husband and wife (collectively “Mr. and Mrs. Koo”), each an individual.

(b)	Mr. and Mrs. Koo’s address is Flat A, 7/F, Chantilly, No. 6, Shiu Fai Terrace, Stubbs Road, Wanchai, Hong Kong.

(c)	Mr. Koo is the Executive Chairman on the Board of the Company. Mrs. Koo is a homemaker.

(d)	During the past five years neither Mr. nor Mrs. Koo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years neither Mr. nor Mrs. Koo was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. and Mrs. Koo is a Canadian citizen.

Item 3. Source and Amount of Funds and Other Consideration.

The entire sum for the exercise of option for 261,869 Common Shares of the Company, as described in Item 4 below, was sourced from the personal wealth of Mr. and Mrs. Koo.

Item 4. Purpose of Transaction.

On August 18, 2016 (New York Time), Mr. and Mrs. Koo exercised their option to acquire 261,869 Common Shares of the Company for investment purposes. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions and their personal financial condition and perceived need for cash, Mr. and Mrs. Koo may purchase or sell additional Common Shares of the Company, although they have no present plans or proposals to do so. Except as described herein, neither Mr. nor Mrs. Koo has any plans or proposals that relate to or would result in the matters identified in Item 4(b) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. and Mrs. Koo are the beneficial owners of 6,344,355 Common Shares of the Company, representing 17.07% of the Company’s outstanding Common Shares as of August 18, 2016.

(b)	Mr. and Mrs. Koo have shared voting and investment power over the Common Shares referred to in paragraph (a) above.

(c)	On August 18, 2016 (New York Time), Mr. and Mrs. Koo exercised their option to purchase 261,869 Common Shares of the Company. As a result, the outstanding Common Shares of the Company increased from 36,909,572 Common Shares as of August 17, 2016 to 37,171,441 Common Shares as of August 18, 2016.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2016

/s/ Ming Kown Koo
Ming Kown Koo (“Mr. Koo”)

/s/ Sui Sin Cho
Sui Sin Cho (“Mrs. Koo”)

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